Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”) and its performance for the three months ended March 31, 2022. This MD&A should be read in conjunction with TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2021, and notes thereto (the “Consolidated Annual Financial Statements”), prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board, TIP Inc.’s MD&A for the year ended December 31, 2021 and TIP Inc.’s unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP.

Additional information relating to the Company, including TIP Inc.’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”) is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, acquired a majority interest in Trilogy LLC. As of March 31, 2022, TIP Inc. holds a 100% economic ownership interest in Trilogy LLC.

As described below (see “About the Company”) and as further discussed in Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements, in December 2021, a subsidiary of the Company has entered into the Purchase Agreement (as defined below) to sell 100% of the Company’s indirect equity interest in Two Degrees Mobile Limited (“2degrees”) to Voyage Digital (NZ) Limited (“Voyage Digital”), a joint venture between Macquarie Asset Management and Aware Super as owners of Vocus Group Limited. In March 2022, the New Zealand Commerce Commission and the New Zealand Government Communications Security Bureau approved the transaction. In April 2022, the New Zealand Overseas Investment Office approved the transaction. Therefore, all regulatory approvals for the 2degrees Sale have been obtained. The transaction remains subject to customary closing conditions and is targeted to close by the end of May 2022.

Additionally, on March 28, 2022, the Company entered into an agreement to transfer its 71.5% equity interest in its Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (the “NuevaTel Transaction”). The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary closing conditions. There is no certainty that the transaction will close.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of May 10, 2022 and was approved by the Company’s board of directors (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to:

•	the strategic alternatives available to the Company;

•	the likelihood that the sale of the Company’s principal asset, its indirect equity interest in 2degrees (the “2degrees Sale”), will be completed within a reasonable time in accordance with the terms of the share purchase agreement among Trilogy International New Zealand LLC (“TINZ”), Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Voyage Digital, and Voyage Australia Holdings Pty Limited (“Voyage Australia”), pursuant to which Voyage Digital agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of 2degrees owned by the Vendors (the “Purchase Agreement”);

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•	the Vendors’ ability to satisfy the conditions of the Purchase Agreement and obtain the required third party consents;

•	the Company’s use of the net proceeds from the 2degrees Sale;

•	the Company making one or more cash distributions to shareholders of the net cash proceeds of the 2degrees Sale in amounts and at times to be determined by the Board by way of a return of capital and corresponding reduction in the capital of the common shares of TIP Inc. (the “Common Shares”);

•	the amount and availability of funds placed in escrow to secure payment of certain indemnification obligations of the Vendors;

•	the record date to be determined by the Board to determine shareholders entitled to receive the first cash distribution and the date of the first cash distribution following the closing of the 2degrees Sale (the “Closing”);

•	that the first cash distribution date is expected to be within approximately 60 days after the Closing;

•	the Board’s expectation that the financial resources available to the Company following the cash distributions to shareholders will be adequate to fund the Company’s operations moving forward;

•	the realizable value of the Company’s assets after a capital reduction;

•	the impact of a termination of the Purchase Agreement;

•	the ability to find a party willing to pay an equivalent or more attractive price than the total purchase price to be paid pursuant to the 2degrees Sale (the “Purchase Price”) if the 2degrees Sale is not completed;

•	the potential payment of a termination fee in connection with the Purchase Agreement;

•	the likelihood that the NuevaTel Transaction will be completed within a reasonable time in accordance with the terms of the purchase agreement by and among Trilogy LLC, Trilogy International Latin Territories LLC ("TILT"), Trilogy International Latin America III LLC (“TILT III” and together with Trilogy LLC and TILT, the “NuevaTel Sellers”) and Balesia pursuant to which Balesia agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of NuevaTel owned by the NuevaTel Sellers (the “NuevaTel Transaction Agreement”);

•	the NuevaTel Sellers' ability to satisfy the conditions of the NuevaTel Transaction Agreement and obtain the required third party consents;

•	the impact of a termination of the NuevaTel Transaction Agreement;

•	the ability to find a party willing to pay an equivalent or more attractive price than the total price to be paid pursuant to the NuevaTel Transaction if the NuevaTel Transaction is not completed;

•	the indebtedness of Trilogy International South Pacific LLC (“TISP”), which must be repaid upon the Closing;

•	the Company’s indebtedness;

•	that the Purchase Agreement prohibits 2degrees from making distributions to its shareholders prior to the Closing; and

•	the Company’s ability to meet the continued listing requirements of the TSX.

Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the structure and effect of the 2degrees Sale being completed in accordance with the terms of the Purchase Agreement and in accordance with the timing currently anticipated;

•	the timely receipt of any and all required third party consents pertaining to the 2degrees Sale;

•	the amount of cash proceeds at the completion of the 2degrees Sale that will be received by the Company and available for distribution to the shareholders;

•	the obligation to repay indebtedness of the Company and its wholly owned subsidiaries with a portion of the proceeds received by the Company upon completion of the 2degrees Sale;

•	the Company's intended use of remaining proceeds from the 2degrees Sale;

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•	the vesting of restricted share units of the Company and settlement of deferred share units of the Company on or around the Closing and the payment to employees of the Company of retention bonuses and severance amounts in connection with the sale of substantially all of the assets of the Company;

•	the structure and effect of the NuevaTel Transaction being completed in accordance with the terms of the NuevaTel Transaction Agreement and in accordance with the timing currently anticipated;

•	the timely receipt of any and all required third party consents pertaining to the NuevaTel Transaction;

•	the anticipated continuing impact of the COVID-19 pandemic on the business of TIP Inc. and its subsidiaries;

•	taxes payable;

•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;

•	general economic and industry growth rates; and

•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in the 2021 Annual Report filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements, include, without limitation:

•	possible failure of a party to the Purchase Agreement to satisfy the conditions precedent set out in the Purchase Agreement and the risk that the 2degrees Sale may not be completed on a timely basis, if at all;

•	the risk of not obtaining third party consents or approvals required pursuant to the Purchase Agreement;

•	the risk that the 2degrees Sale may involve unexpected costs, liabilities or delays;

•	the risk that the completion of, and anticipated benefits from, the 2degrees Sale may be adversely affected by COVID-19;

•	uncertainty as to the amount of net cash proceeds that will be available to the Company following the Closing, as a result of, among other things, adjustments at the Closing for certain transaction fees and the incurrence of certain transaction, severance and other costs which may be material;

•	the possible occurrence of an event, change or other circumstance that could result in the termination of the 2degrees Sale;

•	risks related to the diversion of management's attention from the Company's ongoing business operations;

•	restrictions on the Company in regard to soliciting alternative transaction proposals from third parties;

•	risks related to the Company's intended cash distribution strategy following the 2degrees Sale;

•	risks that third parties with which the Company and its subsidiaries currently do business, including its customers, may cease to do so by reason of the announcement of the 2degrees Sale or otherwise;

•	risks that employees, or persons providing services to, 2degrees or the Company may terminate their employment or arrangements with 2degrees or the Company and that 2degrees or the Company, as applicable, may be adversely affected;

•	risks that the market price and trading volume of the Common Shares may materially decrease or experience increased fluctuation as a result of the 2degrees Sale or otherwise;

•	risks related to being delisted from the TSX following the Closing;

•	risks that if the 2degrees Sale is not consummated the Company and its subsidiaries will not have sufficient financial resources to achieve their objectives;

•	risks related to the Company's significant level of consolidated indebtedness, the Company's ability to refinance its indebtedness, and the possibility of default;

•	risks that the Bridge Loans (as defined below) may not be sufficient in the event that Closing is delayed;

•	risks related to the Company's ability to sell or purchase assets;

•	risks related to the restrictive covenants in the documentation evidencing the outstanding consolidated indebtedness of the Company and its wholly owned subsidiaries;

•	risks related to the ability of the Company and TISP, in the event the 2degrees Sale does not close, to pay interest due on outstanding indebtedness and their reliance on dividend distributions from the Company's operating subsidiaries in New Zealand and Bolivia to fund such payments;

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•	the risk that the Company’s credit ratings could be downgraded;

•	the significant political, social, economic and legal risks of operating in Bolivia;

•	the regulated nature of the industry in which the Company participates;

•	some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;

•	the need for spectrum access;

•	the use of “conflict minerals” in handsets and the availability of certain products, including handsets;

•	risks related to anti-corruption compliance;

•	intense competition in all aspects of the Company’s business;

•	lack of control over network termination costs, roaming revenues and international long distance revenues;

•	rapid technological change and associated costs, including the ability of the Company’s subsidiaries to finance, construct and deploy 5G technology in their markets;

•	reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates;

•	subscriber churn risks, including those associated with prepaid accounts;

•	the need to maintain distributor relationships;

•	security threats and other material disruptions to the Company’s wireless network;

•	the ability of the Company to protect subscriber information and cybersecurity risks generally;

•	actual or perceived health risks associated with handsets;

•	risks related to litigation, including class actions and regulatory matters;

•	risks related to fraud, including device financing, customer credit card, subscription and dealer fraud;

•	reliance on limited management resources;

•	risks related to the minority shareholders of the Company’s subsidiaries;

•	general economic risks;

•	risks related to natural disasters, including earthquakes and public health crises (including the coronavirus (COVID-19) outbreak) and related potential impact on the Company’s financial results and performance;

•	risks related to climate change and other environmental factors;

•	foreign exchange rate and interest rate changes and associated risks;

•	risks related to currency controls and withholding taxes;

•	the ability of the Company and its subsidiaries to utilize carried forward tax losses;

•	tax related risks;

•	the Company’s dependence on its subsidiaries to make distributions to pay the Company’s taxes and other expenses;

•	risks related to the impact of new laws and regulations;

•	risks associated with the Company’s internal controls over financial reporting;

•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;

•	additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;

•	risks that the market price of the Common Shares may be volatile and may continue to be significantly depressed;

•	risks that substantial sales of Common Shares may cause the price of the shares to decline;

•	the prohibition in the Purchase Agreement against 2degrees making distributions prior to the Closing;

•	other restrictions on the ability of the Company’s subsidiaries to pay dividends, including the risk that operating results may impact distribution tests under their debt facilities and reduce or preclude the payment of dividends and the risk that the timing of upcoming spectrum renewals in New Zealand may impact the ability of 2degrees to pay dividends;

•	dilution of the Common Shares and other risks associated with equity financings;

•	the ability of the Company to enhance its 4G LTE (defined below) networks and to deploy 5G technology;

•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and

•	risks related to being a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

All forward-looking statements included herein are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the 2021 Annual Report under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, “2degrees”, “NuevaTel” and “Viva”. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications in New Zealand and Bolivia. The Company’s services are available to an aggregate population of 17.1 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, NuevaTel, in 2000 when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched 2degrees as a greenfield wireless communications operator in New Zealand. As of March 31, 2022, the Company had 1,664 employees.

The market operations in New Zealand and Bolivia represent the Company’s two reportable segments. Our chief operating decision maker, TIP Inc.’s Chief Executive Officer, assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA. See Note 17 – Segment Information to the Condensed Consolidated Financial Statements for additional information.

In December 2021, the Company entered into the Purchase Agreement to sell 100% of its indirect equity interest in 2degrees to Voyage Digital, and in March 2022, entered into the NuevaTel Transaction Agreement to transfer 100% of its indirect equity interest in NuevaTel to Balesia for a nominal purchase price.

On March 15, 2022, the 2degrees Sale was approved by special resolution at a meeting of our shareholders. Subsequently, all required regulatory approvals for the 2degrees Sale were obtained. The 2degrees Sale is targeted to close by the end of May 2022 and the Closing is subject to the receipt of certain third party consents as well as other customary conditions, all of which are expected to be satisfied by the end of May 2022.

The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary closing conditions. The Company currently anticipates that regulatory approval and satisfaction of the closing conditions will be obtained and satisfied, and that the closing of the NuevaTel Transaction will occur in the second quarter of 2022.

The 2degrees Sale and NuevaTel Transaction are not presented as discontinued operations as of and for the period ended March 31, 2022, as the associated activity represents substantially all of the Company’s net productive assets and results of operations. Accordingly, they do not meet the definition of a component of an entity that would qualify for discontinued operations presentation because they are not clearly distinguishable from the rest of the entity. Consistent with this analysis, the Company has also elected not to present the intended disposals as disposal groups since the separate presentation of such a significant portion of the Company’s net productive assets as single line items for assets and liabilities in our Condensed Consolidated Balance Sheets would not be meaningful to our financial statement users.

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Subsequent to March 31, 2022, TIP Inc. surrendered its 20% ownership interest in Salamanca Solutions International LLC (“SSI”) to Salamanca Holding Company (“SHC”) and cancelled an $80 thousand promissory note that SSI had issued to the Company in January 2022. SSI owns billing and customer relations management intellectual property, and associated software support and development services that it has licensed to NuevaTel. Following the Company’s surrender of its SSI ownership interest and cancellation of the promissory note, and in connection with the anticipated closing of the NuevaTel Transaction, Balesia acquired 100% of SHC.

See Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements for additional information regarding the pending transactions and the presentation of financial results and activities of both 2degrees and NuevaTel.

The Company’s Strategy

The Company’s strategy is to operate wireless and fixed broadband telecommunications businesses in markets located outside the United States of America that demonstrate the potential for growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity in each of the Company’s markets in different stages of smartphone and other data-enabled device penetration. In New Zealand, the sale of bundled services, providing both mobile and broadband services to subscribers, continues to facilitate higher rates of customer retention and an ability to capture a larger share of household communications revenues and small and medium enterprise customers.

The Company’s wireless services are provided using a variety of communication technologies: Global System for Mobile Communications (“GSM” or “2G”) (NuevaTel only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G LTE”). Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. In New Zealand, 5G spectrum is becoming available, enabling carriers to offer new and even more data-intensive wireless services and applications.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The effect of these fluctuations is referenced in this MD&A as “impact of foreign currency”. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD:

	March 31, 2022	December 31, 2021	% Change
End of period NZD to USD exchange rate	0.69	0.68	2%

	Three Months Ended March 31,
	2022	2021	% Change
Average NZD to USD exchange rate	0.68	0.72	(6)%

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar (“CAD”), expressed in USD, as quoted by the Bank of Canada:

	March 31, 2022	December 31, 2021	% Change
End of period CAD to USD exchange rate	0.80	0.79	1%

	Three Months Ended March 31,
	2022	2021	% Change
Average CAD to USD exchange rate	0.79	0.79	(0)%

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Impact of COVID-19 on our Business

The business and operations of both 2degrees and NuevaTel have been affected by the COVID-19 pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company’s businesses and financial results cannot be reliably estimated.

The consequences of COVID-19 and related societal restrictions have been more pronounced in Bolivia, and the impact of the pandemic on the financial results of NuevaTel has been more significant, than in New Zealand. Over the course of 2020 and 2021, and continuing into the first quarter of 2022, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers, as a result of societal and movement restrictions and their continuing effects which significantly affected customer behavior. Additionally, societal and movement restrictions in effect in Bolivia during the pandemic resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends.

NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $13.8 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2022. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations of NuevaTel due in the second quarter of 2022. Management continues to seek solutions that will address the issues associated with meeting these obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If these steps prove to be insufficient or the previously described NuevaTel Transaction is not completed in the near-term, NuevaTel is projected to have a cash shortfall in the coming months, possibly before the end of the second quarter of 2022.

Overall Performance

The table below summarizes the Company’s consolidated key financial metrics for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,		% Variance
(in thousands)	2022	2021	3 mo. vs 3 mo.
Postpaid wireless subscribers	770	763	1%
Prepaid wireless subscribers	2,156	2,344	(8)%
Other wireless subscribers(1) (2)	33	39	(17)%
Fixed broadband subscribers(2)	179	156	15%
Total ending subscribers	3,138	3,303	(5)%

(in millions, unless otherwise noted)
Service revenues	$131.2	$138.2	(5)%
Total revenues	$155.4	$169.3	(8)%
Net loss	$28.8	$11.7	145%
Net loss margin(3)	21.9%	8.5%	13.4	pts
Consolidated Adjusted EBITDA(4)	$27.8	$32.9	(15)%
Consolidated Adjusted EBITDA Margin(4)	21.2%	23.8%	(2.6	) pts
Capital expenditures(5)	$26.3	$11.2	135%

pts - percentage points

(1)Includes public telephony and other wireless subscribers.

(2)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE subscribers from Other wireless subscribers to Fixed broadband subscribers. For more details, see “Reclassification of Fixed Broadband Service Revenues” in this MD&A.

(3)Net loss margin is calculated as Net loss divided by service revenues.

(4)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.

(5)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

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Reclassification of Fixed Broadband Service Revenues

Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed LTE service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Condensed Consolidated Statements of Operations and Comprehensive Loss. Fixed LTE subscribers were also reclassified from Other wireless subscribers to Fixed broadband subscribers. This reclassification has been applied to all periods presented in this MD&A. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $1.5 million and $1.1 million for the three months ended March 31, 2022 and 2021, respectively. This change had no impact on total revenues or net loss for any period presented.

Q1 2022 Highlights

•	Strong growth in New Zealand postpaid wireless subscribers which increased by 43 thousand, or 8%, compared to March 31, 2021, due in large part to business subscriber growth. New Zealand postpaid service revenues increased 5% for the three months ended March 31, 2022 compared to the same period in 2021 (an 11% increase excluding the impact of foreign currency).

•	New Zealand fixed broadband subscribers increased 17 thousand, or 12%, from March 31, 2021. New Zealand fixed broadband service revenues were flat for the three months ended March 31, 2022 compared to the same period in 2021 (a 6% increase excluding the impact of foreign currency).

•	New Zealand service revenues increased 1% for the three months ended March 31, 2022 compared to the same period in 2021 (a 7% increase excluding the impact of foreign currency), driven primarily by the growth of postpaid wireless subscribers.

•	Net loss for the three months ended March 31, 2022 was $28.8 million compared to net loss of $11.7 million in the same period in 2021, primarily due to a $15.9 million non-cash charge recorded for the change in the value of the forward exchange contract entered in March 2022 to mitigate the Company’s exposure to fluctuations in the NZD to USD exchange rate in respect of a portion of the proceeds we expect to receive from the 2degrees Sale. For additional information, see Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements.

•	Consolidated Adjusted EBITDA declined $5.0 million, or 15%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, Consolidated Adjusted EBITDA declined $3.1 million, or 10%, for the three months ended March 31, 2022 compared to the same period in 2021, due to a decline in Bolivia Adjusted EBITDA which was partially offset by an increase in New Zealand Adjusted EBITDA.

•	Continued investment in network infrastructure, primarily in New Zealand, with consolidated capital expenditures of $26.3 million in the first quarter of 2022, an increase of 135% compared to $11.2 million in the first quarter of 2021.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” at the end of this MD&A).

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Subscriber Count

	As of March 31,		% Variance
(in thousands)	2022	2021	2022 vs 2021
New Zealand
Postpaid wireless subscribers	559	516	8%
Prepaid wireless subscribers	889	940	(5)%
Fixed broadband subscribers(1)	151	134	12%
New Zealand Total	1,599	1,590	1%

Bolivia
Postpaid wireless subscribers	211	247	(15)%
Prepaid wireless subscribers	1,267	1,405	(10)%
Other wireless subscribers(1)(2)	33	39	(17)%
Fixed broadband subscribers(1)	29	22	28%
Bolivia Total	1,539	1,713	(10)%

Consolidated
Postpaid wireless subscribers	770	763	1%
Prepaid wireless subscribers	2,156	2,344	(8)%
Other wireless subscribers(1)(2)	33	39	(17)%
Fixed broadband subscribers(1)	179	156	15%
Consolidated Total	3,138	3,303	(5)%

(1)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE subscribers from Other wireless subscribers to Fixed broadband subscribers.

(2)Includes public telephony and other wireless subscribers in Bolivia.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services, or a combination thereof, in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Fixed broadband subscribers comprise the subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia.

The Company ended March 31, 2022 with 3.0 million consolidated wireless subscribers, a loss of 188 thousand wireless subscribers compared to March 31, 2021, and ended March 31, 2022 with 179 thousand fixed broadband subscribers, an increase of 23 thousand fixed broadband subscribers over March 31, 2021, primarily due to the following:

•	New Zealand’s wireless subscriber base declined 1% compared to March 31, 2021, primarily due to a decline in prepaid subscribers of 5%, partially offset by an increase in postpaid subscribers of 8%. As of March 31, 2022, New Zealand’s fixed broadband subscribers increased 12% compared to March 31, 2021.

•	Bolivia’s wireless subscriber base declined 11% compared to March 31, 2021, reflecting a decline in prepaid subscribers of 10% and a decline in postpaid subscribers of 15%. As of March 31, 2022, Bolivia’s fixed broadband subscribers increased 28% compared to March 31, 2021.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

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Consolidated Key Performance Metrics(1)

	Three Months Ended March 31,		% Variance
(not rounded, unless otherwise noted)	2022	2021	3 mo. vs 3 mo.
Monthly blended wireless ARPU(2)	$11.40	$11.36	0%
Monthly postpaid wireless ARPU	$27.40	$28.11	(3)%
Monthly prepaid wireless ARPU	$5.64	$5.96	(5)%
Cost of acquisition(2)	$43.60	$48.53	(10)%
Equipment subsidy per gross addition(2)	$1.48	$6.30	(77)%
Blended wireless churn	5.7%	6.1%	(0.4	) pts
Postpaid wireless churn	1.7%	1.9%	(0.2	) pts
Capital expenditures (in millions)(3)	$26.3	$11.2	135%
Capital intensity	20.1%	8.1%	12.0	pts

pts - percentage points

(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions” in this MD&A.

(2)Beginning with the third quarter of 2021, fixed LTE subscribers were reclassified for all periods from wireless subscribers and are now included as a component of fixed broadband subscribers.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Monthly blended wireless ARPU was flat for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU increased 5% for the three months ended March 31, 2022 compared to the same period in 2021 as a result of a 9% increase in New Zealand wireless ARPU, primarily due to the higher proportion of postpaid wireless subscribers in 2022 compared to 2021. In Bolivia, blended wireless ARPU declined 15% primarily due to a 20% decline in prepaid wireless ARPU as a result of lower voice traffic.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by the amount of Equipment Subsidy (as defined herein) provided to subscribers, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition declined 10% for the three months ended March 31, 2022 compared to the same period in 2021, primarily driven by a decline in Equipment Subsidy per gross addition in New Zealand further discussed below.

Equipment Subsidy per Gross Addition

Equipment Subsidy, a component of the Company’s cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers subsidies in New Zealand on certain plans and wireless devices; however, in general there has been less of a focus on handset subsidies in recent years since the launch of an Equipment Installment Plan (“EIP”). The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. Additionally, “bring your own device” plans have also become popular, further contributing to a decrease in handset subsidies.

The Equipment Subsidy per gross addition declined by 77% for the three months ended March 31, 2022 compared to the same period in 2021, driven by a decline in handset subsidies in New Zealand due to higher volume of handsets sold with a subsidy in 2021.

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Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Blended wireless churn declined by 0.4 percentage points for the three months ended March 31, 2022 compared to the same period in 2021, due to a decline in churn in New Zealand, partially offset by increased churn in Bolivia. The decline in churn in New Zealand was primarily due to the deactivation in the first quarter of 2021 of approximately 28 thousand aged and inactive prepaid subscribers that were not generating meaningful prepaid service revenues.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, such investments require the Company’s management to focus on planning, funding and management.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this methodology of reporting best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing periods.

For the three months ended March 31, 2022 compared to the same period in 2021, the capital intensity increased by 12.0 percentage points, mainly attributable to 5G network investments in New Zealand.

Results of Operations

Consolidated Revenues

	Three Months Ended March 31,		% Variance
(in millions)	2022	2021	3 mo. vs 3 mo.
Revenues:
Wireless service revenues (1)	$101.5	$108.8	(7)%
Fixed broadband service revenues (1)	27.7	27.2	2%
Equipment sales	24.1	31.1	(22)%
Non-subscriber ILD and other revenues	2.1	2.2	(2)%
Total revenues	$155.4	$169.3	(8)%

(1)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE revenues from Wireless service revenues to Fixed broadband service revenues.

Consolidated Wireless Service Revenues

Wireless service revenues declined $7.4 million, or 7%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, wireless service revenues declined $2.9 million, or 3%, over the same period in 2021, as a decline in Bolivia more than offset an increase in New Zealand. The decline in Bolivia was due to a decline in both prepaid and postpaid revenues, primarily due to lower voice traffic and data usage, as well as declines in the subscriber base as a result of continued elevated competition in the market. The increase in New Zealand was mainly due to higher postpaid wireless service revenues driven by the larger postpaid subscriber base, particularly due to business subscriber growth.

Consolidated Fixed Broadband Service Revenues

Fixed broadband service revenues increased $0.4 million, or 2%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, fixed broadband service revenues increased $2.0 million, or 8%, compared to the same period in 2021, primarily due to a 15% growth in the fixed broadband subscriber base. This increase was partially offset by a decline in residential fixed broadband ARPU.

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Consolidated Equipment Sales

Equipment sales declined $7.0 million, or 22%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, equipment sales declined $5.1 million, or 18%, compared to the same period in 2021, primarily due to the decline in New Zealand. The decline in New Zealand was primarily driven by a decline in the volume of sales of higher priced devices in 2022 compared to 2021.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues

Non-subscriber ILD and other revenues declined $0.1 million, or 2%, for the three months ended March 31, 2022 compared to the same period in 2021, due to individually insignificant changes in the period.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended March 31,		% Variance
(in millions)	2022	2021	3 mo. vs 3 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$54.2	$54.0	0%
Cost of equipment sales	24.8	34.1	(27)%
Sales and marketing	20.5	20.5	0%
General and administrative	31.0	28.8	8%
Depreciation, amortization and accretion	18.1	28.2	(36)%
Loss on disposal of assets	0.5	0.4	10%
Total operating expenses	$149.1	$166.1	(10)%

Consolidated Cost of Service

Cost of service expense increased $0.2 million for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, cost of service increased $2.3 million, or 4%, primarily due to increases in New Zealand partially offset by declines in Bolivia. The increase in New Zealand was mainly due to an increase in transmission expense associated with the growth of the fixed broadband subscriber base and an increase in network-related maintenance costs. The decline in Bolivia was primarily due to a decline in interconnection costs as a result of a lower volume of voice traffic terminating outside of NuevaTel’s network.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $9.3 million, or 27%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, cost of equipment sales declined $7.3 million, or 23%, mainly due to a decline in the volume of sales of higher priced devices in New Zealand.

Consolidated Sales and Marketing

Sales and marketing was flat for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, sales and marketing increased $0.9 million, or 4%, primarily due to increases in commissions expense in New Zealand partially offset by declines in advertising expense in Bolivia.

Consolidated General and Administrative

General and administrative costs increased $2.2 million, or 8%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, general and administrative costs increased $3.2 million, or 12%. Approximately $2.5 million of general and administrative costs incurred during the three months ended March 31, 2022 were associated with the 2degrees Sale or NuevaTel Transaction. Due to the nonrecurring nature of these expenses, such costs were removed from Segment Adjusted EBITDA. For additional information, see Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements.

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Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion declined $10.1 million, or 36%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, depreciation, amortization and accretion declined $9.0 million, or 33%, due to a decline in both Bolivia and New Zealand. The decline in Bolivia was primarily due to a lower asset base being depreciated during the three months ended March 31, 2022 as a result of the impairment charge recognized in the third quarter of 2021. The decline in New Zealand was primarily due to the fact that the 2degrees business met the accounting criteria to be classified as held for sale as of March 15, 2022, and, accordingly, recording depreciation and amortization of 2degrees’s long-lived assets ceased on that date. See Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements for further information.

Consolidated Other Expenses (Income)

	Three Months Ended March 31,		% Variance
(in millions)	2022	2021	3 mo. vs 3 mo.
Interest expense	$14.3	$13.3	8%
Change in fair value of warrant liability	(0.1)	(0.1)	(98)%
Other, net	14.6	(1.8)	900%

Consolidated Interest Expense

Interest expense increased $1.0 million, or 8%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily related to interest accruing on an increased principal amount of the 8.875% senior secured notes due 2023 (the “TISP 8.875% Notes”) outstanding in 2022 compared to the same period in 2021.

Consolidated Change in Fair Value of Warrant Liability

For the three months ended March 31, 2022, the change in fair value of the warrant liability resulted in income of $0.1 million due to the warrants expiring on February 7, 2022. The change in fair value of the warrant liability for the three months ended March 31, 2021 was due to changes in the trading price of the warrants in that period. See Note 10 – Equity to the Condensed Consolidated Financial Statements for further information.

Consolidated Other, Net

Other, net expense increased $16.4 million for the three months ended March 31, 2022 compared to the same period in 2021. This increase was primarily driven by the $15.9 million non-cash charge recognized in connection with the change in value of the forward exchange contract that the Company entered into in March 2022 to mitigate exposure to fluctuations in the NZD to USD exchange rate in respect of a portion of the proceeds we expect to receive from the 2degrees Sale. See Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements for further information.

Consolidated Income Taxes

	Three Months Ended March 31,		% Variance
(in millions)	2022	2021	3 mo. vs 3 mo.
Income tax expense	$6.2	$3.6	73%

Income Tax Expense

Income tax expense increased $2.6 million, or 73%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to an increase in 2degrees’ pre-tax income.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections. In New Zealand, fixed broadband communications services have been offered since May 2015. In Bolivia, fixed LTE services, or fixed broadband services, have been offered since late 2019.

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The Company’s networks support several digital technologies: GSM (NuevaTel only), 3G and 4G LTE. In New Zealand, the Company launched 4G LTE services in 2014 and the Company operates its network through a total of 1,892 cell sites as of March 31, 2022. Of this total, the Company had 1,323 sites on-air that are directly operated by 2degrees, of which 1,294 were 4G LTE. In addition, as of March 31, 2022, 2degrees had 75 sites on-air enabled with 5G technology. In November 2019, 2degrees entered into a Radio Access Network (“RAN”) sharing agreement with a New Zealand telecommunications provider that supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. As of March 31, 2022, the Company had 241 sites providing additional network coverage through this RAN sharing agreement. The three national mobile providers in New Zealand, 2degrees (through a wholly owned subsidiary), Vodafone New Zealand Limited (“Vodafone”) and Spark New Zealand Trading Limited (“Spark”), formed a joint venture, entitled the Rural Connectivity Group (“RCG”), to deliver a shared wireless broadband/mobile solution in rural areas identified by the government. As of March 31, 2022, the Company had 328 sites providing additional network coverage through this joint venture. In Bolivia, the Company had 1,371 cell sites on-air, of which 1,254 were 4G LTE sites as of March 31, 2022.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of March 31, 2022	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	5.1	12.1
Wireless Penetration(2)	125%	97%
Company Wireless Subscribers (in thousands) as of March 31, 2022	1,449	1,510
Company Market Share of Wireless Subscribers(2)	24%	13%

(1)Source: The U.S. Central Intelligence Agency’s World Factbook 2022 estimate.

(2)Source: Management estimate based on the most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share as an innovative challenger committed to providing great value and excellent customer service, thereby beginning its mission of ‘Fighting for Fair’. Based on the most currently available information, management estimates that 2degrees has a market share of wireless subscribers of 24%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market. Further, 5G creates further opportunities for 2degrees as 5G enables carriers to offer new and even more data-intensive wireless services and applications that can be utilized by both consumer and business customers.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that NuevaTel has a market share of wireless subscribers of 13%. Over the last decade, a growing middle class has emerged in Bolivia, but LTE adoption and broadband penetration remain low compared to other Latin American markets, indicating the potential for further growth. With its broad urban LTE coverage, NuevaTel believes its innovative datacentric and customer friendly product offerings, as well as its late 2019 launch of fixed broadband services, will stimulate data usage and increase revenue diversity.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of March 31, 2022, Company-controlled entities owned 73.2% of 2degrees with the remaining interests (26.8%) substantially owned by Tesbrit B.V., a Dutch investment company. As described above and as further discussed in Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements, in March 2022, TIP Inc.’s shareholders approved the 2degrees Sale. In March 2022, the New Zealand Commerce Commission and the New Zealand Government Communications Security Bureau approved the transaction. In April 2022, the New Zealand Overseas Investment Office approved the transaction. The transaction remains subject to customary closing conditions and is targeted to close by the end of May 2022.

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Overview

Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Spark, were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. After expanding the coverage of its network, 2degrees began to leverage its position as a high value market disruptor and shifted its focus to the higher ARPU postpaid consumer market. 2degrees launched postpaid service in 2010 and now has a 17% postpaid market share based on the most currently available information.

2degrees expanded its service offering to include fixed broadband services. This allows 2degrees to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues and small and medium enterprise customers. Fixed broadband services also support increased business-to-business penetration. 2degrees believes it has a reputation for fairness in the New Zealand market that it seeks to reinforce by combining competitive pricing, innovative products and excellent customer service.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2021.

Governmental Regulation

New Zealand’s Minister for the Digital Economy and Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), advises the government on policy for telecommunications and spectrum issues.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ rights to use 700 MHz spectrum expire in 2031. 2degrees’ rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a payment for a portion of the 900 MHz spectrum to the New Zealand government in the second quarter of 2022 of an estimated $16 million NZD. 2degrees’ renewal rights to use 1800 MHz and 2100 MHz spectrum have an initial term of two years (until 2023). 2degrees has received offers for additional 18-year terms for this spectrum, which are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the 18-year term spectrum may be paid in four annual installments beginning January 2023. The total cost for renewing the 1800 MHz and 2100 MHz rights from 2021 to 2041 will be approximately $54 million NZD, excluding interest, of which $8.6 million NZD was paid in the first quarter of 2021.

The MBIE is also preparing for the introduction of 5G in New Zealand. 2degrees has accepted a short-term management rights offer to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. There is no right of renewal for this short-term allocation, which is expected to be followed by an allocation of a larger block of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing or terms of this allocation. While the allocation terms for New Zealand 5G spectrum are not yet known, the costs are not expected to be commensurate with 5G spectrum prices that North American telecommunications operators have experienced. The MBIE is also considering technical matters related to this allocation and other potential 5G bands for allocation in the future.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001, which provides for regulation of the telecommunications sector. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace. For specific services that are regulated, the Commerce Commission is authorized to set both price and non-price terms for services and to establish enforcement arrangements. The Commerce Commission’s responsibilities include wholesale regulation of fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming, and mobile termination access services.

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The Commerce Commission is also responsible for implementing the regulatory framework introduced under the New Zealand Telecommunications Act (the “Telecommunications Act”) in 2018 for fiber services, which 2degrees uses in providing fixed broadband and mobile communications services to its customers. This regulatory framework takes a regulated “utility style” building blocks approach to the pricing of fiber services, representing a shift from the previous “Total Service Long Run Incremental Cost” pricing approach that has been applied to copper services. Beginning January 2022, price-regulated fiber providers became subject to an overall revenue cap for regulated services and must provide certain services at “anchor” prices. All fiber providers are subject to information disclosure obligations. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination obligations.

Following amendments to the Telecommunications Act in 2018, the Commerce Commission assumed oversight of telecommunications retail service quality issues, which is now a priority for the Commerce Commission. The Commerce Commission’s responsibilities with respect to retail service quality include monitoring the level of quality delivered to retail customers by providers, ensuring that consumers have access to data that enables informed purchase decisions, reviewing industry standards governing retail service quality, providing industry guidelines on retail service quality matters, and establishing mandatory retail service quality standards, if appropriate. The Commerce Commission is also responsible for overseeing the implementation of an industry-wide Emergency 111 Contact Code and is required to review the telecommunications industry’s dispute resolution scheme at least once every three years. The Commerce Commission and industry stakeholders are currently working on a number of these matters.

The New Zealand government has taken an active role in funding the deployment of fiber (the “Ultra-Fast Broadband Initiative”) and rural infrastructure (the Rural Broadband Initiative or “RBI” and the “RBI2” extension, which also included a Mobile Black Spots Fund) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative is expected to reach 87% of the population by December 2022. As described above, the RCG was formed by 2degrees, Vodafone and Spark to deliver a shared wireless broadband/mobile solution in rural areas in response to the New Zealand government’s proposed RBI2 project. In August 2017, the New Zealand government and the RCG signed an agreement whereby the government initially committed to contribute $150 million NZD to the RCG for the RBI2 project on the condition that each RCG shareholder, including 2degrees, invest $20 million NZD over several years and contribute to the operating costs of the RBI2 network. In December 2018, the government expanded the RBI2 project funding by an additional $145 million NZD, of which up to $115 million NZD was allocated to the RCG. In 2020, the government announced further funding increases for improved rural capacity and connectivity in response to COVID-19 developments and 2degrees was awarded a contract directly with the New Zealand government to provide capacity upgrades to its existing infrastructure and to expand coverage areas to support a greater number of rural New Zealand end users.

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New Zealand - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2022	2021	3 mo. vs 3 mo.
Service revenues	$104.6	$103.4	1%
Total revenues	$128.7	$134.3	(4)%
Segment Adjusted EBITDA	$32.8	$32.9	(0)%
Segment Adjusted EBITDA Margin(1)	31.4%	31.8%	(0.5	) pts

Postpaid Subscribers (in thousands)
Net additions	7	5	48%
Total postpaid subscribers	559	516	8%

Prepaid Subscribers (in thousands)
Net losses	(1)	(32)	95%
Total prepaid subscribers	889	940	(5)%

Total wireless subscribers (in thousands)	1,449	1,456	(1)%

Fixed Broadband Subscribers (in thousands)(2)
Net additions	2	2	(28)%
Total fixed broadband subscribers	151	134	12%

Total ending subscribers (in thousands)	1,599	1,590	1%

Blended wireless churn	1.8%	2.6%	(0.8	) pts
Postpaid churn	0.8%	1.0%	(0.2	) pts

Monthly blended wireless ARPU (not rounded)	$17.68	$17.19	3%
Monthly postpaid wireless ARPU (not rounded)	$30.90	$31.95	(3)%
Monthly prepaid wireless ARPU (not rounded)	$9.35	$9.19	2%

Monthly residential fixed broadband ARPU (not rounded)(2)	$48.81	$55.27	(12)%

Capital expenditures (3)	$24.9	$10.2	145%
Capital intensity	23.8%	9.8%	14.0	pts

pts - percentage points

(1)	Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.
(2)	Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand.
(3)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

Service revenues increased $1.2 million, or 1%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, service revenues increased $7.3 million, or 7%, for the three months ended March 31, 2022 compared to the same period in 2021. This increase was primarily due to growth in postpaid wireless service revenues driven by the larger postpaid subscriber base, mainly in business subscribers. There was also an increase in fixed broadband revenues driven by the larger fixed broadband subscriber base. These increases were partially offset by a decline in residential fixed broadband ARPU associated with promotional discounts.

Total revenues declined $5.6 million, or 4%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, total revenues increased $2.3 million, or 2%, for the three months ended March 31, 2022 compared to the same period in 2021, attributable to the increase in service revenues mentioned above, partially offset by a decline in equipment sales. Equipment sales declined $6.8 million, or 22%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, equipment sales declined $5.0 million, or 17%, primarily driven by a decline in the volume of sales of higher priced devices in 2022 compared to 2021.

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For the three months ended March 31, 2022 compared to the same period in 2021, operating expenses declined $9.2 million, or 8% ($2.2 million, or 2%, excluding the impact of foreign currency), primarily due to the following:

•	Cost of service increased $3.1 million, or 9%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, cost of service increased $5.2 million, or 16%, primarily due to an increase in transmission expense associated with the growth of the fixed broadband subscriber base. In addition, there was an increase in network-related maintenance costs attributable to investments in outsourced infrastructure support surrounding new platforms for 5G delivery. There was also an increase in interconnection costs associated with a higher volume of voice traffic terminating outside 2degrees’ network;

•	Cost of equipment sales declined $8.9 million, or 27%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, cost of equipment sales declined $7.0 million, or 22%, primarily due to a decline in the volume of sales of higher priced devices in 2022 compared to 2021;

•	Sales and marketing increased $0.8 million, or 6%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, sales and marketing increased $1.7 million, or 12%, primarily due to an increase in commissions expense and salaries and wages;

•	General and administrative increased $0.3 million, or 2%, for the three months ended March 31, 2022 compared to 2021. Excluding the impact of foreign currency, general and administrative increased $1.3 million, or 8%, primarily due to higher salaries and higher combined legal, auditing and consulting costs. Approximately $0.8 million of these costs were associated with the 2degrees Sale. Due to their nonrecurring nature, this $0.8 million incurred during the three months ended March 31, 2022 was removed from Segment Adjusted EBITDA. For additional information, see Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements. These increases were partially offset by a decline in bad debt expense attributable to accounts receivable collection efforts and the improved credit risk of our customer portfolio; and

•	Depreciation, amortization, and accretion declined $4.8 million, or 26%, for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, depreciation, amortization, and accretion declined $3.7 million, or 21%, primarily due to the fact that the 2degrees business met the accounting criteria to be classified as held for sale as of March 15, 2022, and, accordingly, recording depreciation and amortization of 2degrees’s long-lived assets ceased on that date. See Note 2 – Assets Held for Sale for further information.

Segment Adjusted EBITDA declined $0.1 million for the three months ended March 31, 2022 compared to 2021. Excluding the impact of foreign currency, Segment Adjusted EBITDA increased $1.8 million, or 6%, primarily the result of the increase in postpaid wireless revenues discussed above and a decline in Equipment Subsidies partially offset by an increase in cost of service.

Capital expenditures increased $14.7 million, or 145%, to $24.9 million for the three months ended March 31, 2022 compared to 2021. Excluding the impact of foreign currency, capital expenditures increased $15.3 million, or 160%, primarily attributable to 5G network investments.

Subscriber Count

2degrees’ wireless subscriber base declined 1% compared to March 31, 2021, driven by a 5% decline in prepaid wireless subscribers, partially offset by an 8% increase in postpaid wireless subscribers. This decline in the prepaid wireless subscriber base was primarily due to the closure of New Zealand’s border, societal restrictions and the temporary closing of retail store operations to comply with government requirements associated with the COVID-19 pandemic during 2021 and part of the first quarter of 2022. As of March 31, 2022, postpaid wireless subscribers comprised approximately 39% of the total wireless subscriber base, an increase of approximately three percentage points from March 31, 2021. This increase in postpaid wireless subscribers was due to increases of both consumer and business subscribers. Postpaid gross additions for business subscribers increased 25% compared to 2021 and contributed 52% of the total postpaid gross additions, an increase of approximately ten percentage points year over year.

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As of March 31, 2022, the fixed broadband subscriber base increased 12% compared to 2021, mainly due to 2degrees’ offerings, including discount and bundled content promotions which drove subscriber acquisition.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, the mix of business and consumer subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by subscribers and the mix of service plans and bundles.

Blended wireless ARPU increased by 3% for the three months ended March 31, 2022 compared to the same period in 2021. Excluding the impact of foreign currency, blended wireless ARPU increased 9%, primarily due to the higher proportion of postpaid wireless subscribers in 2022 compared to 2021. Postpaid ARPU declined 3% in 2022 compared to 2021 (an increase of 3% excluding the impact of foreign currency). This increase was primarily due to the launch of new postpaid plans during the first quarter of 2022. In addition, prepaid ARPU increased 2% (8% excluding the impact of foreign currency), compared to the same period in 2021, mainly due to an increase in the rate at which prepaid customers purchased prepaid plans as opposed to top-up or add-on offers. Additionally, there was an increase in postpaid ARPU and prepaid ARPU related to higher voice usage.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2021.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

On March 28, 2022, the Company entered into the NuevaTel Transaction Agreement. The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary conditions.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high-quality customer care. NuevaTel focuses its customer targeting efforts on urban millennials and tech-savvy youth. It differentiates itself through simplicity, transparency and a strong brand. As of March 31, 2022, NuevaTel had approximately 1.5 million wireless subscribers which management estimates to be a market share of 13%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2021.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; one license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using fixed LTE technologies through spectrum licenses in the 3500 MHz band with terms that expire between 2024 and 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

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The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted in 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required carriers to implement number portability. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas. Although NuevaTel has met its 4G LTE launch commitments thus far, it is required to build 4G LTE sites in all of the 339 municipalities of Bolivia by October 2022. Although these commitments have been met to date, NuevaTel anticipates that it will be delinquent in meeting this obligation and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to comply with a warning and deadline notification to initiate LTE service in those municipalities. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. NuevaTel is evaluating these requirements and related plans in light of the liquidity and cash challenges experienced by the business as discussed under “Impact of COVID-19 on our Business” above.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to the 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice (the “Tribunal”) on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on the condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing (the “Ministry”). NuevaTel accrued $4.5 million for this fine in 2018. In June 2021, the Tribunal annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). In October 2021, the Ministry reinstated the $4.5 million fine relating to the 2015 service outage and in January 2022 NuevaTel filed a new appeal before the Tribunal. In September 2021, NuevaTel was notified that the ATT would proceed with collection of the fine, notwithstanding NuevaTel’s appeal; however, a notice to remit payment has not been issued, and although the ATT could attempt to seek certain remedies, such as freezing NuevaTel’s bank accounts or placing liens on NuevaTel’s assets, no such measures have yet been pursued. Due to the uncertainty regarding the timing and reduction of the fine, the previously recorded amount of $4.5 million continued to be accrued as of March 31, 2022.

NuevaTel’s license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract’s term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. Should NuevaTel be unable to renew its insurance policies, it would be required to obtain a performance bond issued by a Bolivian bank. This type of performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Entel, the government-owned wireless carrier, maintains certain advantages under the telecommunications regulatory framework as administered by the Bolivian government. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amounts for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

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Bolivia - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2022	2021	3 mo. vs 3 mo.
Service revenues	$26.6	$34.7	(24)%
Total revenues	$26.6	$35.0	(24)%
Segment Adjusted EBITDA	$(0.5)	$3.2	(114)%
Segment Adjusted EBITDA Margin(1)	(1.7)%	9.2%	(10.9	) pts

Postpaid Subscribers (in thousands)
Net losses	(9)	(12)	25%
Total postpaid subscribers	211	247	(15)%

Prepaid Subscribers (in thousands)
Net losses	(9)	(55)	83%
Total prepaid subscribers	1,267	1,405	(10)%

Other wireless subscribers (in thousands)(2)(3)	33	39	(17)%
Total wireless subscribers (in thousands)(3)	1,510	1,691	(11)%

Fixed Broadband Subscribers (in thousands)(3)
Net additions	-	3	(99)%
Total fixed broadband subscribers	29	22	28%

Total ending subscribers (in thousands)	1,539	1,713	(10)%

Blended wireless churn(3)	9.3%	9.1%	0.2 pts
Postpaid churn	4.0%	3.6%	0.4 pts

Monthly blended wireless ARPU (not rounded)(3)	$5.44	$6.38	(15)%
Monthly postpaid wireless ARPU (not rounded)	$18.35	$20.30	(10)%
Monthly prepaid wireless ARPU (not rounded)	$3.04	$3.81	(20)%

Capital expenditures(4)	$1.5	$1.0	39%
Capital intensity	5.5%	3.0%	2.5 pts

pts - percentage points
(1)Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.
(2)Includes public telephony and other wireless subscribers.
(3)Beginning with the third quarter of 2021, fixed LTE subscribers were reclassified for all periods from Other wireless subscribers and are now included as component of Fixed broadband subscribers. Fixed LTE revenues were also reclassified from Wireless service revenues to Fixed broadband service revenues. For more details, see “Reclassification of Fixed Broadband Service Revenues” in this MD&A.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

Service revenues declined $8.2 million, or 24%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to a decline in both prepaid and postpaid revenues which declined $4.8 million, or 29%, and $3.5 million, or 23%, respectively. Both the prepaid and postpaid revenues declines were primarily due to lower voice traffic and data usage, as well as declines in the subscriber base as a result of continued elevated competition in the market.

Total revenues declined $8.3 million, or 24%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to the decline in service revenues discussed above.

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For the three months ended March 31, 2022 compared to the same period in 2021, operating expenses declined $9.6 million, or 23%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to the following:

•	Cost of service declined $2.9 million, or 16%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel’s network. This decline was also attributable to a reduction in transmission expense and site maintenance costs;

•	Sales and marketing declined $0.8 million, or 15%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to a decline in advertising expense; and

•	Depreciation, amortization and accretion declined $5.3 million, or 55%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to a lower asset base being depreciated during the three months ended March 31, 2022 as a result of the impairment charge recognized in the third quarter of 2021.

Segment Adjusted EBITDA declined $3.7 million, or 114%, for the three months ended March 31, 2022 compared to the same period in 2021, primarily due to the decrease in both postpaid and prepaid service revenues partially offset by the declines in cost of service and sales and marketing described above.

Capital expenditures increased $0.4 million, or 39%, to $1.5 million, for the three months ended March 31, 2022 compared to the same period in 2021, mainly due to the timing of spending.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, which is a common characteristic of the subscriber bases of all the telecommunications providers in the country. Postpaid subscribers were 14% of the wireless subscriber base as of March 31, 2022. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers and other wireless subscribers; these subscribers comprised 2% of the overall subscriber base as of March 31, 2022.

The wireless subscriber base as of March 31, 2022 declined 11% compared to March 31, 2021, primarily due to a reduction in prepaid subscribers of 10%. The decline in prepaid subscribers was mainly attributable to continued competitive pressure on data usage offers and social unrest experienced during the fourth quarter of 2021. Postpaid subscribers declined 15% primarily due to increased competition in the market relating to bundled offers.

Beginning with the third quarter of 2021, fixed broadband subscribers were reclassified from Other wireless subscribers to Fixed broadband subscribers. The fixed broadband subscriber base as of March 31, 2022 increased 28% compared to the same period in 2021, mainly attributable to an increased availability of fixed broadband services over the network and continued demand of such services.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU declined 15% for the three months ended March 31, 2022 compared to the same period in 2021, primarily driven by a decline in prepaid wireless ARPU. Prepaid wireless ARPU declined 20% for the three months ended March 31, 2022 compared to the same period in 2021, driven by lower voice traffic as a result of subscribers shifting from voice usage to data-based voice applications, as well as lower data pricing. Postpaid wireless ARPU also declined, primarily due to a decrease in voice usage.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2021.

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Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from the Company’s Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The following table shows selected consolidated financial data of the Company’s financial position as of March 31, 2022 and December 31, 2021. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data

	As of March 31,	As of December 31,
(in millions, except as noted)	2022	2021	Change includes:
Cash, cash equivalents and	$55.8	$55.0	Increase is primarily due to $19.7
restricted cash			million of cash flows provided by
% Change	1%		operating activities and $8.5 million
			of proceeds from debt and EIP receivables financing obligation, net of payments, largely offset by $26.3 million of purchases of property and equipment.
Other current assets	151.8	145.8	Increase is primarily due to
% Change	4%		NuevaTel’s annual license and
			spectrum fees included in current assets in the beginning of the year, which are then amortized over the period of use during the year.
Property, equipment and intangibles, net	372.7	368.5	Increase is primarily due to $4.7
% Change	1%		million from the impact of foreign
			currency translation. Additions in the three months ended March 31, 2022 also contributed to the increase and were offset by the depreciation and amortization in the period.
Other non-current assets	232.9	234.6	Decline is primarily due to
% Change	(1)%		amortization of operating lease
			right-of-use assets.
Total assets	$813.3	$803.9

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	As of March 31,	As of December 31,
(in millions, except as noted)	2022	2021	Change includes:
Current portion of long-term debt and financing lease liabilities	$249.6	$31.6	Increase is primarily due to the transfer of the $285 million NZD ($197.9 million based on the
% Change	690%		exchange rate at March 31, 2022)
			New Zealand 2023 Senior Facilities Agreement (defined below) and the $20.1 million Bolivian Bond Debt (defined below) from long-term debt and financing lease liabilities.
All other current liabilities	217.3	194.0	Increase is primarily due to the
% Change	12%		forward exchange contract entered
			into during the three months ended March 31, 2022 to mitigate exposure to fluctuations in exchange rates in respect of a portion of the expected proceeds associated with the 2degrees Sale, the increase in accrued interest on the TISP 8.875% Notes and the 10.0% senior secured notes, and an increase in accrued license fees at NuevaTel, partially offset by a reduction in construction accounts payable at 2degrees.
Long-term debt and financing	427.9	631.7	Decline is due to the transfer of the
lease liabilities			$285 million NZD ($197.9 million
% Change	(32)%		March 31, 2022) New Zealand 2023
			Senior Facilities Agreement and the $20.1 million Bolivian Bond Debt to current portion of long-term debt and financing lease liabilities. This decline was partially offset by the $10.0 million proceeds from the Bridge Loans (defined below) received in the quarter.
All other non-current	190.4	192.6	Decline is primarily related to
liabilities			transfers of non-current operating
% Change	(1)%		lease liabilities to short-term
			operating lease liabilities.
Total shareholders' deficit	(271.9)	(246.0)	Increase is mainly due to the net
% Change	(11)%		loss during the three months
			ended March 31, 2022.
Total liabilities and shareholders' deficit	$813.3	$803.9

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Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

	2022	2021				2020
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Service revenues	$131.2	$133.8	$134.4	$134.2	$138.2	$134.6	$126.3	$115.3
Equipment sales	24.1	35.3	23.1	23.4	31.1	34.2	27.5	19.7
Total revenues	155.4	169.1	157.5	157.6	169.3	168.8	153.7	135.0
Operating expenses	(149.1)	(170.7)	(275.0)	(161.6)	(166.1)	(169.4)	(149.5)	(143.3)
Operating income (loss)	6.2	(1.6)	(117.5)	(4.1)	3.3	(0.6)	4.3	(8.3)
Interest expense	(14.3)	(13.8)	(13.4)	(13.2)	(13.3)	(12.7)	(11.3)	(11.1)
Change in fair value of warrant liability	0.1	(0.1)	-	0.1	0.1	0.1	(0.1)	-
Debt issuance and modification costs	-	-	-	(7.0)	-	-	-	-
Other, net	(14.6)	(7.7)	2.2	0.4	1.8	(1.5)	(0.2)	(1.0)
Loss before income taxes	(22.6)	(23.2)	(128.7)	(23.8)	(8.2)	(14.7)	(7.3)	(20.4)
Income tax (expense) benefit	(6.2)	(5.3)	1.0	(2.7)	(3.6)	(5.5)	(15.7)	1.2
Net loss	(28.8)	(28.5)	(127.7)	(26.5)	(11.7)	(20.2)	(23.0)	(19.2)
Net (income) loss attributable to noncontrolling interests	(1.1)	0.3	37.1	9.3	3.0	7.8	9.8	8.2
Net loss attributable to TIP Inc.	$(29.8)	$(28.2)	$(90.6)	$(17.2)	$(8.7)	$(12.4)	$(13.2)	$(11.0)

Net loss attributable to TIP Inc. per share:
Basic	$(0.34)	$(0.33)	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)	$(0.19)
Diluted	$(0.34)	$(0.33)	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)	$(0.19)

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets, changes in income taxes, and impact of the COVID-19 pandemic.

New Zealand and Bolivia

Trends in New Zealand’s and Bolivia’s service revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;
•	Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;
•	Increased competition and changes in the market leading to larger data bundles offered for prices which have impacted data ARPU;
•	Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers, bundled service offerings, and the Company’s enhanced subscriber service efforts;
•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
•	Lower roaming revenue due to mobility restrictions associated with the COVID-19 pandemic;
•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;

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•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;
•	Seasonal promotions which are typically more significant in periods closer to year-end;
•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage;
•	Higher costs associated with the retention of high-value subscribers; and
•	Decline in gross subscriber additions due to decreased commercial activity resulting from COVID-related societal restrictions and economic contraction.

Trends in New Zealand’s service revenues and operating performance that are unique to its fixed broadband business include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	Subscribers bundling their service plans at a discount;
•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
•	Availability of fiber services in a particular area or general network coverage; and
•	Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of March 31, 2022, the Company had approximately $55.8 million in cash, cash equivalents and restricted cash of which $38.0 million was held by 2degrees, $13.8 million was held by NuevaTel, and $4.0 million was held at headquarters and others. Cash, cash equivalents and restricted cash as of March 31, 2022 increased $0.8 million since December 31, 2021, primarily driven by cash inflows provided by operating activities and proceeds from debt and EIP receivables financing obligation, net of payments, partially offset by purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior.

NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $13.8 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2022. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations of NuevaTel due in the second quarter of 2022. Management continues to seek solutions that will address the issues associated with meeting these obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If these steps prove to be insufficient or the NuevaTel Transaction is not completed in the near-term, NuevaTel is projected to have a cash shortfall in the coming months, possibly before the end of the second quarter of 2022.

On March 15, 2022, the 2degrees Sale was approved by special resolution in a meeting of our shareholders. Subsequently, all required regulatory approvals were obtained. The 2degrees Sale is targeted to close by the end of May 2022 and the Closing is subject to the receipt of certain third party consents as well as other customary conditions, all of which are expected to be satisfied by the end of May 2022.

The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary closing conditions. The Company currently anticipates that regulatory approval and satisfaction of the closing conditions will be obtained and satisfied, and that the closing of the NuevaTel Transaction will occur in the second quarter of 2022.

The Company will continue to monitor the progress of the closing of the NuevaTel Transaction and NuevaTel’s liquidity concerns over future periods. There is no certainty that the NuevaTel Transaction will close or that NuevaTel’s liquidity concerns will be resolved.

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Due to liquidity issues, as discussed above, NuevaTel has taken a number of actions to conserve cash. Several of these actions could increase NuevaTel’s exposure to regulatory enforcement actions or claims by contractual counterparties should it be in default in meeting its obligations under relevant lease, service and supply agreements. Specifically, NuevaTel was obligated to prepay an annual spectrum usage fee of approximately $9.5 million to the ATT in January 2022. In the first quarter of 2022, NuevaTel paid 25% of the amount due, advising the ATT that it would pay the balance in monthly installments over the course of 2022. The ATT objected to the prorated payment and assessed a 6% interest and a 10% penalty with respect to late payment of the spectrum fee. However, the ATT did not indicate that it would bring any enforcement action against NuevaTel with respect to delinquent payments in 2022. NuevaTel is also obligated to deploy 4G LTE services by October 2022 in numerous municipalities where it does not yet have network infrastructure. Although these commitments have been met to date, NuevaTel anticipates that it will be delinquent in meeting this obligation in the future and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to comply with a warning and deadline notification to initiate LTE service in those municipalities. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. Additionally, since November 2021, NuevaTel has deferred payments due under other contracts with various suppliers and vendors. To date, none of the counterparties to these contracts has asserted that NuevaTel is in breach of its payment obligations. Finally, should NuevaTel need to reduce staff in order to manage ongoing operating expenses, it will be required to pay certain retirement, severance and accrued leave benefits to employees who are terminated. NuevaTel has reserved funds to cover these costs in the event that such termination liabilities are incurred.

NuevaTel bond debt in the aggregate outstanding principal amount of $20.1 million (the “Bolivian Bond Debt”) as of March 31, 2022 is subject to certain financial covenants, including a debt service ratio. As of March 31, 2022, NuevaTel was not in compliance with the debt service ratio covenant contained in the Bolivian Bond Debt. The debt service ratio covenant is calculated under local accounting standards assessing the trailing twelve-month results as of the quarterly measurement date, with March 31, 2022 being the first of such measurement dates. NuevaTel has a 90-day grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders have the right to assemble following the 90-day grace period to determine the course of action regarding NuevaTel’s future obligations under such debt. The Bolivian Bond Debt has been presented as a current obligation as of March 31, 2022 since a covenant waiver has not been received from the bondholders. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligations under such debt, which is secured by certain sources of NuevaTel cash flows.

In March 2022, the Company entered into a forward exchange contract to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we expect to receive from the 2degrees Sale. The forward exchange contract has a notional amount equal to $450 million, which approximates the amount of the USD denominated debt related obligations of TISP that will be paid upon closing, and a maturity date of June 30, 2022. The foreign exchange rate was priced inclusive of a deal contingent feature such that if the 2degrees Sale does not close, the hedge contract will expire and terminate.

In order to fund its operations, pending the closing of the 2degrees Sale, the Company entered into short-term loan agreements in January 2022 with three of its principal shareholders totaling up to $10 million in commitments (the “Bridge Loans”). The Bridge Loans are unsecured and accrue interest at the rate of 13.5% per annum, payable on May 16, 2022, November 15, 2022, and the maturity date, provided that the Company may elect not to pay interest on any of such dates prior to the maturity date, in which case all accrued but unpaid interest will be added to the outstanding principal amount of the Bridge Loans. The Bridge Loans mature on the earlier of May 15, 2023, or the date of a change of control of the Company. The closing of the sale of 2degrees to Voyage Digital would constitute a change of control as defined under the terms of the Bridge Loans. In the first quarter of 2022, $10.0 million was received by the Company under the terms of the Bridge Loans.

2degrees has a bank loan facility (the “New Zealand 2023 Senior Facilities Agreement”) with a total outstanding balance of $285 million NZD ($197.9 million based on the exchange rate at March 31, 2022). The New Zealand 2023 Senior Facilities Agreement is scheduled to mature in February 2023 unless it is refinanced or its maturity date is extended, and the outstanding balance of $197.9 million is presented as a current obligation as of March 31, 2022 in the Condensed Consolidated Balance Sheets. In the absence of an extension of the maturity date of this obligation and as long as the Company continues to hold an ownership interest in 2degrees, the significant amounts due under the New Zealand 2023 Senior Facilities Agreement relative to the Company’s available liquid assets would raise substantial doubt about the Company’s ability to continue as a going concern and to satisfy this obligation within one year from the date on which this MD&A is issued. However, as further discussed in Note 2 – Assets Held for Sale to the Condensed Consolidated Financial Statements, in March 2022, our shareholders approved a definitive agreement to sell the Company’s equity interest in 2degrees to a third party acquiror. Upon the closing of the 2degrees Sale, the Company and its retained consolidated subsidiaries would no longer have any obligation related to the New Zealand 2023 Senior Facilities Agreement. While the transaction is subject to the receipt of certain third party consents as well as other customary conditions, the required regulatory approvals have been received and management’s plans to complete the 2degrees Sale are considered probable to be completed based on the stage and status of the sale process as of the date of issuance of this MD&A and accordingly alleviates the substantial doubt regarding the Company’s ability to continue as a going concern.

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Selected cash flows information

The following table summarizes the Condensed Consolidated Statement of Cash Flows for the periods indicated:

	Three Months Ended March 31,		% Variance
(in millions)	2022	2021	2022 vs 2021
Net cash provided by (used in)
Operating activities	$19.7	$(5.3)	475%
Investing activities	(27.0)	(15.9)	(70)%
Financing activities	7.7	12.9	(40)%
Net increase (decrease) in cash, cash equivalents and restricted cash	$0.4	$(8.3)	104%

Cash flow provided by (used in) operating activities

Cash flow provided by operating activities increased by $24.9 million for the three months ended March 31, 2022 compared to the same period in 2021. This change was mainly due to changes in working capital accounts, including changes to current liabilities and prepaid expenses due to timing of payments, such as handset purchases at 2degrees and annual license and spectrum fees at NuevaTel in 2022, while those fees were prepaid in 2021. There were also changes in EIP receivables driven by an increase of $5.3 million in cash proceeds related to the sales of EIP receivables.

Cash flow used in investing activities

Cash flow used in investing activities increased by $11.1 million for the three months ended March 31, 2022 compared to the same period in 2021, due to a $15.1 million increase in capital expenditures and $3.0 million of maturities and sales of short-term investments in 2021 with no maturities in the current year, partially offset by the license renewal fees of $6.2 million paid in respect of 2degrees’ 1800 and 2100 MHz spectrum holdings in the first quarter of 2021 with no comparable activity in the current quarter.

Cash flow provided by financing activities

Cash flow provided by financing activities declined by $5.2 million for the three months ended March 31, 2022 compared to the same period in 2021. This change was primarily due to a $14.5 million reduction in proceeds from the EIP receivables financing obligation, partially offset by $10.0 million of proceeds from the Bridge Loans in the first quarter of 2022. For additional information regarding the Bridge Loans and the EIP receivables financing obligation, see Note 8 – Debt to the Condensed Consolidated Financial Statements.

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Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of March 31, 2022 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2023 to	2025 to	after
		December 31,	December 31,	December 31,	January 1,
(in millions)	Total	2022	2024	2026	2027
Long-term debt, including current portion(1)	$687.6	$30.5	$637.3	$10.3	$9.4
Interest on long-term debt and obligations(2)	78.1	47.4	27.4	2.3	1.0
Operating leases	253.0	24.3	61.9	58.0	108.8
Purchase obligations(3)	177.6	99.4	46.5	23.2	8.4
Long-term obligations(4)	15.9	15.9	-	-	-
Total	$1,212.1	$217.5	$773.1	$93.9	$127.7

(1) Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $6.3 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2) Includes contractual interest payments using the interest rates in effect as of March 31, 2022.

(3) Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 4 years from January 2022 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4) Includes the fair value of derivative financial instruments as of March 31, 2022. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture, the RCG, to fund a portion of the country’s rural broadband infrastructure project. As of March 31, 2022, we have included the estimated unfunded investment obligation of 2degrees through 2022 under this agreement in the amount of approximately $0.4 million, based on the exchange rate at that date. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company’s Condensed Consolidated Financial Statements as of March 31, 2022.

Transactions with Related Parties

For information on related party transactions, see Note 19 – Related Party Transactions to our Consolidated Annual Financial Statements.

Critical Accounting Estimates

The preparation of the Condensed Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The estimates, discussed below, are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The Company generally bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are affected by management’s application of accounting policies, as well as uncertainty in the current economic environment due to the COVID-19 pandemic. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements for additional information.

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EIP Receivables:

The Company offers certain wireless customers the option to pay for their handsets in installments over a period of up to 36 months. The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including current macro-economic factors like the COVID-19 pandemic as well as management’s expectation of conditions in the future, if applicable. The Company monitors the EIP receivable balances and writes off account balances if collection efforts are unsuccessful and future collection is unlikely.

Property and Equipment & License Costs and other Intangibles

The Company generally records property and equipment, license costs, and other intangibles (“long-lived assets”) at cost. When evidence exists that the carrying amount of an asset group may not be recoverable and fair value of an asset is lower than its cost, we recognize the difference as a loss in the period in which it occurs. In determining fair value, management must use judgments and estimates which include, among other factors, review of projected future operating results and business plans, economic projections, anticipated highest and best use of future cash flows and the cost of capital. If the asset’s estimated fair value is less than the asset cost, than the asset is written down to fair value. In the third quarter of 2021, our analysis concluded impairment in the long-lived assets of NuevaTel, and we recorded an impairment charge of $113.8 million in the third quarter of 2021.

The Company also records an asset retirement obligation (“ARO”), primarily for the fair value of legal obligations, to remediate leased property on which the Company’s network infrastructure and related assets are located on. In determining fair value of the liability and capitalized cost as of the reporting date, management must use assumptions and judgements which include, among other factors, the probability that the Company’s leases with ARO will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third-party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company’s incremental borrowing rates. The Company monitors and performs a review of its ARO liability annually, which may result in revisions in estimated cash flows.

Revenue Recognition

The Company derives its revenues primarily from wireless services, fixed broadband services and equipment sales. Of these, we consider the most critical of our revenue recognition policies to be those related to contracts with more than one product or service (or performance obligation). Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Judgement is required to determine the stand-alone price for each product or service (or performance obligation). In instances where the stand-alone price is not directly observable, such as when we do not sell the product or service separately, we determine the stand-alone price using information that may include market conditions and other observable inputs.

When we capitalize permissible contract costs (costs to obtain or fulfill a contract), we make judgments in determining the anticipated period of benefit, or amortization period. For example, when we pay commissions to sales personnel and agents, we apply judgement in estimating the useful life of the asset, including assumptions about the likelihood of customer renewals which is generally based on historical experience and market conditions.

Our products are generally sold with a right of return, we may provide other credits or incentives, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Changes to our estimated variable consideration were not material for the periods presented.

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Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method of ASC 740 “Income Taxes” (“ASC 740”), which require us to recognize current tax liabilities or receivables for the amount of taxes we estimate are payable or refundable for the current year, and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

The Company follows the provisions of ASC 740 to record uncertain tax positions under the use of the two-step process. We review and adjust our liability for unrecognized tax benefits based on our best judgment given the facts, circumstances and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

The Company did not adopt any recently issued accounting standards, as discussed in the Notes to the Condensed Consolidated Financial Statements. There have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in the Condensed Consolidated Financial Statements (see Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements).

Disclosure of Outstanding Share Data

As of the date of this filing, there were 85,826,853 Common Shares outstanding, excluding 1,675,336 Common Shares which were forfeited on February 7, 2022. There were also the following outstanding convertible securities:

Restricted share units (unvested)	3,364,753
Deferred share units	724,410

Upon meeting certain conditions of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 4,089,163 Common Shares.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and are more fully described under the heading “Risk Factors” in the 2021 Annual Report filed by TIP Inc. on SEDAR and on EDGAR on March 30, 2022 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended, to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is (a) recorded, processed, summarized and reported within the time periods specified in the applicable securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, to ensure appropriate and timely decisions are made regarding public disclosure.

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Based on management’s evaluation, the CEO and the CFO concluded that, as of March 31, 2022, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing adequate internal controls over financial reporting which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.  Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2022, there have been no changes made in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss on disposal of assets; and all other non-operating income and expenses. Net loss margin is calculated as Net loss divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

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Consolidated Adjusted EBITDA

	Three Months Ended March 31,
(in millions)	2022	2021
Net loss	$(28.8)	$(11.7)
Interest expense	14.3	13.3
Depreciation, amortization and accretion	18.1	28.2
Change in fair value of warrant liability	(0.1)	(0.1)
Income tax expense	6.2	3.6
Other, net	14.6	(1.8)
Equity-based compensation	0.5	1.0
Loss on disposal of assets	0.5	0.4
Transaction and other nonrecurring costs(1)	2.5	-
Consolidated Adjusted EBITDA(2)	$27.8	$32.9
Net loss margin (Net loss divided by service revenues)	(21.9)%	(8.5)%
Consolidated Adjusted EBITDA Margin	21.2%	23.8%
(Consolidated Adjusted EBITDA divided by service revenues)

(1)2022 includes $1.8 million of costs in connection with the 2degrees Sale and $0.6 million of costs related to NuevaTel Transaction. See Note 2 - Assets Held for Sale to the Condensed Consolidated Financial Statements for further information related to these transactions.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, SSI. Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary and, as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to (decrease) increase Adjusted EBITDA by $(0.2) million and $0.1 million for the three months ended March 31, 2022 and 2021, respectively. See “About the Company” above for additional information regarding the surrender by the Company of its 20% interest in SSI and related transaction subsequent to March 31, 2022.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the TISP 8.875% Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA:

Trilogy LLC Consolidated EBITDA

	Three Months Ended March 31,
(in millions)	2022	2021
Consolidated Adjusted EBITDA	$27.8	$32.9
Realized gain (loss) on foreign currency	0.1	(0.3)
Interest income	0.1	0.1
Fines and penalties	(1.0)	-
New accounting standard impacts(1)	-	(0.7)
TIP Inc. Adjusted EBITDA	0.3	0.1
Trilogy LLC Consolidated EBITDA	$27.3	$32.1

(1)For the three months ended March 31, 2022, Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the TISP 8.875% Notes, excludes the impact of accounting standards adopted subsequent to June 7, 2021, when such notes were issued. For the three months ended March 31, 2021, Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes the impact of accounting standards adopted subsequent to 2017, when such notes were issued. For additional information and details regarding adoption of the new revenue standard in 2019, see Note 13 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements.

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Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for fixed broadband subscribers. Consolidated Equipment Subsidy is used in computing Equipment Subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy

	Three Months Ended March 31,
(in millions)	2022	2021
Cost of equipment sales	$24.8	$34.1
Less: Equipment sales	(24.1)	(31.1)
Equipment Subsidy	$0.7	$3.1

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

•	Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•	Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

•	Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes fixed broadband revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU calculations.

•	Wireless data average revenue per wireless user (“data ARPU”) is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•	Service revenues (“service revenues”) is a component of total revenues that excludes equipment sales.

•	Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•	Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

•	Equipment Subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

•	Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.

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